Exhibit 99.1

Executive Management Change

AMSTERDAM, September 21, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announces that Mike Manley will step down from his role as Head of Americas for Stellantis to take up the role of CEO at AutoNation Inc, America’s largest automotive retailer based in Florida, from November 1, 2021. Mark Stewart (Chief Operating Officer, North America) and Antonio Filosa (Chief Operating Officer, Latin America), the Top Executive Team members with responsibility for the North American and Latin American regions, will henceforward report directly to Chief Executive Officer Carlos Tavares.

Carlos Tavares said:

“It’s been my privilege to know Mike first as a competitor, then as a partner and colleague in the creation of Stellantis, but most importantly, always as a friend. From the very earliest days of our discussions, we shared a truly common vision, belief and commitment and it’s on these solid foundations, built over the past several years, that Stellantis has delivered its impressive early results. So, while I’m personally sorry to no longer have Mike as a colleague, I’m equally delighted for his new CEO role and glad that he will be joining the Board of the Stellantis Foundation.”

Mike Manley commented:

“After 20 incredible, challenging and enjoyable years, and with Stellantis performing so strongly under Carlos’ leadership, the time feels right for me to open a new chapter. Working with Carlos to create this extraordinary company, with the constant support of our shareholders, has been a huge privilege both professionally and personally. I’m so proud of our Stellantis teams for their extraordinary work and I wish Carlos and them every success as they continue their great adventure. Finally, I am very honored to have been asked to join the Stellantis Foundation Board.

John Elkann added:

“I’d like to thank Mike for all that he has done over his twenty years with us. His time at the head of Jeep® were transformational for that flagship brand and then as the CEO of FCA he led the company to record results through some of its most challenging moments. Working closely with Carlos, he was instrumental in the creation and successful launch of Stellantis. We wish him all the very best in his new role.”

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis leverages its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Bertrand BLAISE: +33 6 33 72 61 86 - bertrand.blaise@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
Andrea PALLARD: +39 335 873 7298 - andrea.pallard@stellantis.com
Pierre-Olivier SALMON: +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
communications@stellantis.com
www.stellantis.com